Exhibit 7.2

GENERAL WILLIAM LYON DISCONTINUES EFFORTS TO PURCHASE PUBLICLY

HELD SHARES OF WILLIAM LYON HOMES

NEWPORT BEACH, CA—July 25, 2005—General William Lyon (“General Lyon”), the controlling stockholder, Chairman of the Board and Chief Executive Officer of William Lyon Homes (NYSE: WLS; the “Company”) announced today that he was ending his efforts at this time to take the Company private. This was in response to the Board of Directors’ decision to disband the Special Committee of the Board of Directors, which had been formed to consider his proposal to acquire the publicly held shares of William Lyon Homes. General Lyon said that he was extremely disappointed and regretted that the Special Committee restricted their investment banking firm from engaging in any meaningful dialog when General Lyon’s investment banking firm tried to move the process forward. The Special Committee itself never responded to General Lyon or his investment bankers with a counter offer. The only communiqué that General Lyon had with the Special Committee was their rejection of his offer stating it was “inadequate”. If it was inadequate it must have been inadequate when the offer was made more than two months prior and begs the question, “what would the adequate number be?”

General Lyon said, “I am proud of the Company we built. We intend to continue to operate the business as we have done in the past. At this point in the cycle, investors are obviously bullish about the industry in general and, based on its recent stock performance, William Lyon Homes in particular. We appreciate that vote of confidence. If market conditions change, I may revisit the possibility of a transaction.”

CONTACT: General William Lyon, (949) 476-1355